[LETTERHEAD OF COMSTOCK HOMEBUILDING COMPANIES, INC.]
November 22, 2006
VIA EDGAR AND BY HAND DELIVERY
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: John Cash, Accounting Branch Chief
                    Mail Stop-7010

Re:	Comstock Homebuilding Companies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Fiscal Quarter Ended March 31, 2006
Form 10-Q for the Fiscal Quarter Ended June 30, 2006
File No. 001-32375
     On behalf of Comstock Homebuilding Companies, Inc. (the “Company”), I submit the following responses to the comments contained in the letter of comment of the Commission staff (the “Staff”) dated November 8, 2006, addressed to me. The Staff’s comments, in the original headings and numbers, are restated below and are set off in bold. The responses correspond to the headings and numbers noted in such letter.
Form 10-K for the Fiscal Year Ended December 31, 2005
Consolidated Statements of Cash Flows, page F-7
1. Please revise future filings to disclose the amount of interest paid each period as required by paragraph 29 of SFAS 95, Statement of Cash Flows.
Response: The Company acknowledges the Staff’s comment and will revise the Consolidated Statement of Cash Flows for all future filings, in compliance with paragraph 29 of SFAS 95, Statement of Cash Flows. Effective with the filing of the 10-K for the Fiscal Year Ending December 31st, 2006, the Company undertakes to provide disclosures for the amounts (if any) of interest paid (net of amounts capitalized) and income taxes paid during the period.

U.S. Securities and Exchange Commission
November 22, 2006

Note 2 — Summary of Significant Accounting Policies, page F-9
Segment Reporting, page F-13
2. We note that you operated in the Washington, DC. and the Raleigh, North Carolina markets. We also note the expansion of your geographic presence during the first half of 2006 to the Myrtle Beach, South Carolina and Atlanta, Georgia markets. Please tell us how you determined that you operate in a “single extended geographical market.” See paragraphs 10-15 of SFAS 131, Disclosures about Segments of an Enterprise and Related Information for guidance.
Response: The Company informs the Staff that it has conducted the appropriate reviews and determined that it currently operates in a “single extended geographical market” and is not subject to segment reporting as defined in SFAS 131, Disclosures about Segments of an Enterprise and Related Information at this time. The Company, in analyzing SFAS 131, pars. 10-15, has determined that its principal operating segments are its individual real estate projects, and that there is no segmentation created by virtue of geographic market area. In addition, the Company aggregates all of its operating segments into one reportable segment, Homebuilding, (ref. SFAS 131, par. 17) and is therefore not subject to the quantitative thresholds test of SFAS 131, par. 18. Please refer to Exhibit A attached hereto for further analysis on this response.
Exhibit 31 — Certifications
3. We note the following errors or omissions related to your certification required by Exchange Act Rule 13a-14(a):
•	paragraph two has replaced the word “report” with “annual report”; and

•	paragraph four omits the introductory language referring to internal control over financial reporting.
Please file an amendment to your Form 10-K to revise the certification using the exact wording as provided in Item 301(B)(31)(i) of Regulation S-K. You may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification.
Response: The Company acknowledges the Staff’s comment and will file an amendment in due course to reflect the corrections noted in the Staff’s comment.

U.S. Securities and Exchange Commission
November 22, 2006

Form 10-Q for the Fiscal Quarter Ended March 31, 2006
Item 4 — Controls and Procedures, page 23
4. Your disclosure indicates that you have evaluated the effectiveness of your disclosure controls and procedures as of December 31, 2005. Please revise your Form 10-Q to state that such evaluation was made as of the end of the period covered by the report as required by Item 307 of Regulation S-K.
Response: The Company acknowledges the Staff’s comment and will file an amendment in due course to reflect the corrections noted in the Staff’s comment.
Form 10-Q for the Fiscal Quarter Ended June 30, 2006
Note 13 — Private Placement
5. We note that you issued warrants in connection with your private placement. Please provide us an analysis of how you determined that the warrants are appropriately included in equity at June 30, 2006 and September 30, 2006 based on the provisions of EITF 00-19.
Response: The Company informs the Staff that it has concluded that the Company’s freestanding warrants were, and continue to be (as of the date of the Staff’s comment), appropriately classified in stockholders’ equity, in compliance with EITF No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.” The aforementioned warrants require physical or net share settlement. In addition, these freestanding derivative instruments have been analyzed by the Company and deemed to have met the criteria established under EITF No. 00-19. Please refer to Exhibit B attached hereto for further analysis on this response.
Item 4 — Controls and Procedures
6. We note that your disclosure controls and procedures are “effective.” However, your disclosure does not provide the complete full definition of “disclosure controls and procedures” as defined in Exchange Act Rule 13a-15(e). Please confirm to us that your disclosure controls and procedures are also effective with respect to controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Act are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In addition, please revise your future filings to state the full definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective or ineffective.

U.S. Securities and Exchange Commission
November 22, 2006

Response: The Company confirms to the Staff and the Commission that the Company’s disclosure controls and procedures are effective with respect to controls and procedures designed to ensure that information required to be disclosed by the Company in the reports the Company files or submits under the Securities Exchange Act are accumulated and communicated to the Company’s management, including its Chief Executive Officer and its Chief Financial Officer, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. The Company further undertakes to make sure that its future filings state the full definition of disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e).
7. We note that in your Form l0-Q for the fiscal quarter ended June 30, 2006 you indicated that there were no changes in your internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. However, this disclosure was not provided in your Form 10-K and Form 10-Q for the fiscal quarter ended March 31, 2006. Please confirm to us that there were no changes in your internal controls over financial reporting for the fiscal quarters ended December 31, 2005 and March 31, 2006.
Response: The Company confirms to the Staff and the Commission that there were no changes in the Company’s internal controls over financial reporting for the fiscal quarter ended March 31, 2006. On the other hand, the Company would like to bring to the attention of the Staff that it was not obligated to make the requested representations for the fiscal quarter ended December 31, 2005, as the Company was not yet then subject to those requirements.
Exhibit 31 — Certifications
8. We note the following errors or omissions related to your certification required by Exchange Act Rule 13a-14(a):
•	paragraph four omits the introductory language referring to internal control over financial reporting; and

•	paragraph 4(a) omits the words “including its consolidated subsidiaries”.
Please file amendments to Forms 10-Q for the fiscal quarter ended March 31, 2006 and the fiscal quarter ended June 30, 2006 to revise the certification using the exact wording as provided in Item 301 (B)(31)(i) of regulation S-K. Your amendments should include the entire periodic report and new, corrected certifications.

U.S. Securities and Exchange Commission
November 22, 2006

Response: The Company acknowledges the Staff’s comment and will file an amendment in due course to reflect the corrections noted in the Staff’s comment.
     On behalf of the Company, I further acknowledge that:
     (a) The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
     (b) The Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and
     (c) The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
     Please do not hesitate to call me or Jason Parikh at (703) 883-1700 should you have any questions concerning this filing or any of the above responses.
Very truly yours,

/s/ Bruce J. Labovitz
Bruce J. Labovitz Chief Financial Officer

Exhibit A
Additional Analysis for the Company’s Response to Comment No. 2
     (SFAS 131, par. 10-15). The Company as a whole engages in business activities that earn revenue and incur expenses; although for statistical and management purposes there is an identification of discrete individual construction projects, which must by nature be physically located in some geographical site, the Company does not segregate these into discrete geographical areas or any other type of component that can be attributed as an operating segment.
     In the past, and currently, decisions have not been, and are not being, made about “resources to be allocated to the segment” by chief operating decision makers to any discrete components based solely on geography; each construction project is evaluated independently and resources are allocated to each based on their individually determined future earnings potential. Although the Company has individuals who oversee discrete groups of projects, it currently has only one Regional President who has direct oversight of all of Company’s existing projects. The Company does not currently have discrete and autonomous “segment management” for the geographic market areas in question.
     Discrete financial information is available on a per-unit and per-project (aggregated) basis given the nature of the homebuilding industry in general and the Company’s business specifically; all projects roll up to a consolidated, decision-making set of data, whereupon corporate overhead resource and expense allocations are made.
     The operating segments of the Company are the individual projects. Based on the preceding sections that discuss internal reporting, each project earns revenues, incurs expenses, and has discrete financial information readily available to it. In addition, the financial information is reviewed by a “land committee,” which serves as a group of chief decision makers that includes the Company’s Chief Executive Officer, the Regional President, the Chief Financial Officer and the General Counsel. The financial reporting package reviewed by this group is not accumulated by regions.
     The Company’s corporate office provides centralized general and administrative, accounting, construction management, marketing, and sales services for the Company’s homebuilding projects. The projects are highly dependent on corporate daily support and decision-making at this time and are not autonomous in any operational functions.
     Based on the reference noted in the Staff’s comment, please note that in Myrtle Beach, South Carolina, the Company owned one plot of land which was acquired through its acquisition of Parker-Chandler Homes in the first quarter of 2006. This property was sold in the third quarter of 2006 and the Company no longer has a presence in the Myrtle Beach, South Carolina area. Due to the fact that the Company has rapidly expanded its geographic coverage area (in fiscal year 2006, via acquisitions) into an extended area (Georgia, North

U.S. Securities and Exchange Commission
November 22, 2006

Carolina and the Washington metro area), the Company is currently in the process of determining what, if any, future type of segmentation of the business would be warranted, if and when the Company’s organization continues to grow in size and complexity and if the future operational realities and increased infrastructure would warrant such a determination. Although given the current market conditions the Company does not foresee heavily investing in such an infrastructure at this time, this may change in the future.

Exhibit B
Additional Analysis for the Company’s Response to Comment No. 5
     Generally, EITF No. 00-19 permits freestanding instruments that are indexed to a company’s own stock to be classified in equity if the contract permits (at the option of the Company) or requires physical or net share settlement. Although the freestanding warrants appear to meet this criterion, EITF No. 00-19 requires that freestanding derivative instruments be analyzed against 8 additional criteria; in order to ensure that there are not unforeseen circumstances in which the Company could be required to cash settle the instrument being analyzed.
This analysis, as performed by the Company, is contained below:

EITF 00-19 Provisions	Contract Terms	Analysis

1. The contracts cannot include ANY provisions that could require net-cash settlement, other than if the cash payment is only required upon the final liquidation of the Company. [EITF 00-19.8 and 27-28]
	Warrant Agreement, Preamble & Section A “Exercise of Warrant”, states that the warrants will be physically settled. If there is no effective registration statement permitting the sale by the Company to the Holder then a “cashless exercise” of the warrants will occur.	MET. The warrants will be either physically settled or physically settled through a cashless exercise. Either way the Company will not net-cash settle.

2. The contract must permit the Company to settle in unregistered shares. [EITF 00-19.14-18]	Purchase Agreement, Section 7 “Registration of the Shares and Warrant Shares”, states that the Company will use its reasonable best efforts to cause the Warrant Shares to be approved for listing as soon as practicable. Purchase Agreement, Section 7 (b) provides for liquidating damages if the shares are not registered by the effectiveness date.	MET. The Company can settle in unregistered shares; however if the shares are not registered by the effectiveness date then the Company will have to pay cash liquidating damages at the rate of 2% per month (not to exceed 10%). The Company has adopted View A of EITF 05-04. (see below)

3. The Company must have sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding. [EITF 00-19.19]
	Per the 10Q, subsequent to the PIPE transaction there will be approximately 63 million shares of Class A Common Stock authorized but not issued or outstanding. There are also roughly 1.5 million shares of potentially dilutive securities outstanding. The settlement of the warrants calls for the delivery of approximately 650,000 shares of the Company’s Class A Common Stock.	MET. The Company has sufficient authorized and unissued share available to settle the Warrants at both June 30, 2006 and September 30, 2006; the Company will continue to reassess at future reporting dates.

4. The contract contains an explicit limit on the number of shares to be delivered in a share settlement. [EITF 00-19.20-24]	Purchase Agreement, Section 1, explicitly states 699,900 shares to be delivered, which are underlying the Warrants.	MET. In a written call option, there is an inherent cap in the number of shares underlying the award, which is explicitly stated as 699,900 shares

U.S. Securities and Exchange Commission
November 22, 2006

EITF 00-19 Provisions	Contract Terms	Analysis

5. There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the Commission. [EITF 00-19.25]	N/A. The Purchase & Warrant Agreements are silent on this matter	MET. N/A. There are no requirements for cash payments in this event.

6. There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions). [EITF 00-19.26]
	N/A. The Purchase & Warrant Agreements are silent on this matter	MET. N/A. There are no requirements for cash payments in this event.

7. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract. [EITF 00-19.29-31]	N/A. The Purchase & Warrant Agreements does not appear to contain this or similar terms.	MET. N/A. The Purchase & Warrant Agreements do not contain this or similar terms.

8. There is no requirement in the contract to post collateral at any point or for any reason. [EITF 00-19.32]	N/A. The Purchase & Warrant Agreements does not appear to contain this or similar terms.	MET. N/A. The Purchase & Warrant Agreements do not contain this or similar terms.
     For purposes of EITF 05-4 Issue Summary No. 1, the Company has adopted an approach consistent with View A, where the registration rights have been considered in the EITF 00-19 analysis together with the warrant agreement under the guidance in EITF 00-19.
     EITF 00-19 paragraph 16 discusses settlement alternatives involving unregistered shares and provides guidance that when a settlement alternative is not economically reasonable, it is not a valid alternative. If the penalty for settling in unregistered shares is large enough, then a settlement alternative to deliver unregistered shares and pay the penalty is deemed economically unreasonable. In this case (i.e. significant penalty) the instrument must be accounted for as a liability (rather than as an equity instrument) because cash settlement is a presumed alternative in the absence of an economically reasonable alternative to settlement in unregistered shares (and pay the penalty). The Company’s ability to settle in either registered or unregistered shares is impacted by the additional liquidation fee of 2% of the purchase price per month, not to exceed 10% of the purchase price. Prevailing practice supports that when the maximum potential

U.S. Securities and Exchange Commission
November 22, 2006

penalty payable in cash is less than a reasonable estimate of the difference in fair value between registered and unregistered shares, the delivery of unregistered shares and paying the penalty is considered economically reasonable (typically around 10% of the fair value of the conversion option is considered reasonable). Consequently, the Company’s alternative to deliver unregistered shares is available as the maximum potential penalty payable in cash is less than a reasonable estimate of the difference in fair value between registered and unregistered shares. Therefore, the Company believes that the requirements of EITF 00-19 paragraphs 14-18 have been met.